

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2014

<u>Via E-mail</u>
Michael Altschuler
General Counsel and Secretary
Imperial Holdings, Inc.
701 Park of Commerce Boulevard, Suite 301
Boca Raton, Florida 33487

> **Re: Imperial Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 9, 2014**
> **File No. 333-198658**

Dear Mr. Altschuler:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have registered 10,464,942 shares of common stock. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

2. We note on page 2 that the notes have an aggregate principal amount of $70,743,000 and bear interest at the rate of 8.50% per year. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment in connection with the transaction that you have made or may be required to make to any selling securityholder, any affiliate of a selling securityholder, or any person with whom any selling securityholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or

"placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the total possible payments to all selling securityholders and any of their affiliates in the first year following the sale of convertible notes.

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling securityholders or any affiliates of the selling securityholders, presented in a table with the following information disclosed separately:
   - market price per share of the underlying securities on the date of the sale of that other security;
   - the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
      - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
      - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;
   - the total possible shares to be received under the particular securities (assuming complete conversion/exercise);
   - the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;
   - the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and
   - the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
   - the gross proceeds paid or payable to the issuer in the convertible note transaction;
   - all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Two;
   - the resulting net proceeds to the issuer; and

- the total possible profit to be realized as a result of any conversion discounts regarding any other warrants, options, notes, or other securities of the issuer that are held by the selling securityholders or any affiliates of the selling securityholders that is disclosed in response to Comment Three.

  Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to Comment Two divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling securityholders, any affiliates of the selling securityholders, or any person with whom any selling securityholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:
   - the date of the transaction;
   - the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
   - the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling securityholders, affiliates of the company, or affiliates of the selling securityholders;
   - the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
   - the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling securityholders, affiliates of the company, or affiliates of the selling securityholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;
   - the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
   - the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:
   - the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling securityholders, affiliates of the company, and affiliates of the selling securityholders;
   - the number of shares registered for resale by the selling securityholders or affiliates of the selling securityholders in prior registration statements;

- the number of shares registered for resale by the selling securityholders or affiliates of the selling securityholders that continue to be held by the selling securityholders or affiliates of the selling securityholders;
- the number of shares that have been sold in registered resale transactions by the selling securityholders or affiliates of the selling securityholders; and
- the number of shares registered for resale on behalf of the selling securityholders or affiliates of the selling securityholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

7. Please provide us, with a view toward disclosure in the prospectus, with the following information:
   - whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and
   - whether – based on information obtained from the selling securityholders – any of the selling securityholders have an existing short position in the company's common stock and, if any of the selling securityholders have an existing short position in the company's stock, the following additional information:
     - the date on which each such selling securityholder entered into that short position; and
     - the relationship of the date on which each such selling securityholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of each of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

8. Please provide us, with a view toward disclosure in the prospectus, with:
   - a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling securityholders, any affiliates of the selling securityholders, or any person with whom any selling securityholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and
   - copies of all agreements between the issuer (or any of its predecessors) and the selling securityholders, any affiliates of the selling securityholders, or any person with whom any selling securityholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

9. With respect to the shares to be offered for resale by each selling securityholder that is a legal entity, please disclose in your prospectus the natural person or persons who exercise

the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that securityholder.

Undertakings, page II-3

10. Please revise your disclosure to include the undertakings as required by Regulation S-K Item 512. For example, we note that you did not include the undertakings set forth in paragraphs (e) and (h).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Michael Altschuler
Imperial Holdings, Inc.
September 24, 2014
Page 6

Please contact Matthew Jones at (202) 551-3786 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Michael B. Kirwan, Esq.
        Foley & Lardner LLP
        One Independent Drive, Suite 1300
        Jacksonville, Florida 32202